Exhibit 99.43

BURCON ANNOUNCES NEW DIRECTOR

Vancouver, British Columbia, July 12, 2011 — Burcon NutraScience Corporation (TSX – BU) (“Burcon”) is pleased to announce the appointment of Mr. Matthew Hall to its board of directors.

Mr. Hall has recently returned to Canada from Europe, where he had a successful 31-year career with Nestle, the world’s largest food and beverage company. Mr. Hall was managing director and CEO of the food, coffee and beverages division of Nestle UK and, prior thereto, Mr. Hall was senior vice-president, global marketing communications and sales at Nestle’s global headquarters in Vevey, Switzerland.

Mr. Hall is currently an associate with London, England based GoodBrand, an international sustainability and social responsibility consultancy developing strategies and creating programs to build value for food and beverage industry clients. Mr. Hall is also executive in residence and a member of the advisory board of the Peter B. Gustavson School of Business at the University of Victoria in Victoria, British Columbia.

Mr. Hall is a leader in developing and implementing step change marketing, communications and sales capability initiatives. Mr. Hall has been highly successful in implementing long-term capability changes that resulted in sustained growth and profit results for Nestle. Most recently, he initiated and implemented organizational re-designs and new product launches, introduced leading edge sustainability processes, along with health, wellness and nutrition programs as the CEO of Nestle UK Food and Beverage.

Dr. Allan Yap, Chairman of Burcon’s board of directors said, "I am very pleased to have Mr. Matthew Hall join our board of directors. Having worked in several countries, including Nestle’s head office in Switzerland, Mr. Hall has extensive experience across continents, business functions and product categories in the food and beverage industry.”

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 164 issued patents in various countries, including 27 issued U.S. patents, and in excess of 275 additional pending patent applications, 70 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS

“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

Burcon NutraScience Corporation is a publicly listed on the Toronto Stock Exchange under the symbol “BU”. For more information on Burcon, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca